Exhibit 99.4

SHARES AND VOTING RIGHTS AS PER 3 MAY 2021 * Voting rights cannot be exercised SHARES NOMINAL VALUE (DKK) NO. OF SHARES (OF NOMINALLY DKK 0.01) NO. OF VOTES Ordinary shares 982,644.29 98,264,429 98,264,429 Outstanding shares 982,644.29 98,264,429 98,264,429 Own holding of shares* 0 0 0 Outstanding shares excluding own holding of shares 982,644.29 98,264,429 98,264,429

AKTIER OG STEMMERETTIGHEDER PR. 3. MAJ 2021

AKTIER	NOMINEL VÆRDI (DKK)	ANTAL AKTIER (Á NOMINELT DKK 0,01)	ANTAL STEMMER
Aktier	982.644,29	98.264.429	98.264.429
Udstedte aktier	982.644,29	98.264.429	98.264.429
Egne aktier*	0	0	0
Udstedte aktier fratrukket egne aktier	982.644,29	98.264.429	98.264.429

* Stemmerettigheder kan ikke udøves